UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 4)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

TIME INC.

(Name of Subject Company)

TIME INC.

(Name of Person Filing Statement)

Common stock, par value $0.01 per share

(Title of Class of Securities)

887228104

(CUSIP Number of Class of Securities)

Lauren Ezrol Klein

Executive Vice President, General Counsel and Corporate Secretary

225 Liberty Street

New York, NY 10281

(212) 522-1212

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

William D. Regner

Michael A. Diz

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

(212) 909-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements Items 2, 3 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Time Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on December 12, 2017 (together with any amendments and supplements thereto, including this Amendment, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Gotham Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Meredith Corporation, an Iowa corporation (“Meredith”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”), at a purchase price of $18.50 per Share, net to the seller in cash, without interest thereon and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”) filed by Meredith and Purchaser with the SEC on December 12, 2017. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9 and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as indicated below.

Item 2.	Identity and Background of Filing Person.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of the second paragraph under the heading “Tender Offer”:

“On January 11, 2018, Meredith announced an extension of the expiration of the Offer until one minute after 11:59 p.m. (Eastern Time) on January 25, 2018, unless further extended in accordance with the Merger Agreement. The Offer, which was previously scheduled to expire one minute after 11:59 p.m. (Eastern Time) on January 10, 2018, was extended ten business days (in accordance with the Merger Agreement) to allow additional time for the satisfaction of the conditions of the Offer set forth in the Merger Agreement. Computershare Trust Company, N.A., the depository for the Offer, has advised that, as of the close of business, Eastern Time on January 10, 2018, approximately 59,024,324 Shares (not including 4,812,404 Shares tendered by notice of guaranteed delivery for which Shares have not yet been delivered) have been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 58.7% of the outstanding Shares.”

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraph is added at the end of the section with the heading “Arrangements with Current Executive Officers and Directors of the Company—Effect of the Merger on Stock Awards—Company Stock Options”:

“On January 8, 2018, the Company Compensation Committee determined that the Company has achieved each of the performance goals for the Performance Options, and provided that, at the Effective Time, each Performance Option then outstanding would vest in full. As a result of the acceleration of such vesting, the cash amount payable to the Company’s executive officers listed in the table above will increase by the amounts specified in footnote 2 to such table.”

The following paragraph is added at the end of the section with the heading “Arrangements with Current Executive Officers and Directors of the Company—Effect of the Merger on Stock Awards—Company PSUs”:

“On January 8, 2018, the Company Compensation Committee provided that, at the Effective Time, each Company PSU then outstanding would vest in full. As indicated in footnote 2 to the above table, as a result of the acceleration of such vesting, the cash amount payable to the Company’s executive officers listed in such table will increase by the amounts listed in the column of such table entitled ‘Value of the Assumed Company PSUs.’ ”

The following paragraphs are added at the end of the section with the heading “Arrangements with Current Executive Officers and Directors of the Company—Severance Arrangements; Compensatory Arrangements Relating to the Merger”:

“On January 8, 2018, the Company Compensation Committee approved the payment of a one-time cash bonus under the previously established retention bonus pool to each of the executive officers of the Company listed in following table (provided he or she is employed by, or providing service to, the Company as of the closing of the transactions contemplated by the Merger Agreement) in the amount corresponding to such individual’s name in such table, which bonus will be paid no later than 30 days following the closing of the Transactions:

Executive	Transaction Bonus

Richard Battista	$325,000

Susana D’Emic	$325,000

Leslie Dukker Doty	$100,000

Brad Elders	$100,000

Gregory Giangrande	$325,000

Lauren Ezrol Klein	$325,000

Erik Moreno	$325,000

Alan Murray	$100,000

Jennifer Wong	$325,000

On January 9, 2018, the Board approved the payment of a one-time cash bonus equal to $150,000 to John M. Fahey, the Company’s chairman, subject to the closing of the Transactions.”

The first chart under the section with the heading “Arrangements with Current Executive Officers and Directors of the Company— Golden Parachute Compensation” is replaced in its entirety with the following:

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/Benefits ($)(3)	Tax Reimbursement ($)(4)	Transaction Bonus(8)	Total ($)
Richard Battista(5)	7,429,151	6,223,066	34,172	1,802,727	325,000	15,814,116
Susana D’Emic(5)	3,116,082	2,247,112	1,538	—	325,000	5,689,732
Gregory Giangrande (5)	3,355,781	2,405,766	33,521	—	325,000	6,120,068
Jennifer Wong(5)	3,595,479	2,843,014	1,764	—	325,000	6,765,257
Mark Ford(5)	3,339,377	1,382,683	25,566	—		4,747,626
Joseph Ripp(5)(6)	—	1,051,133	—	—		1,051,133
Jeffrey J. Bairstow(5)(7)	—	—	—	—		—

The fourth footnote to the first chart under the section with the heading “Arrangements with Current Executive Officers and Directors of the Company— Golden Parachute Compensation” is replaced in its entirety with the following:

“(4)    The amount reported in this column represents the estimated cost of Mr. Battista’s right to receive a gross-up payment for purposes of Section 280G of the Code, assuming a Merger occurred on December 11, 2017 and his transaction bonus was paid on December 11, 2017. The actual amount of the gross-up payment, if any, will not be determinable until after the consummation of the Transactions. Any gross-up payment would be single-trigger in nature.”

The following paragraph is added after the seventh footnote in the section with the heading “Arrangements with Current Executive Officers and Directors of the Company— Golden Parachute Compensation”:

“(8)    This column represents the one-time cash bonus payable under the previously established retention pool to Messrs. Battista and Giangrande and Mses. D’Emic and Wong. The bonus payments will be paid, on a single-trigger basis, no later than 30 days following the closing of the Transactions.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.

(a)(5)(F)	Press Release issued by Meredith on January 11, 2018 (incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TIME INC.

By:	/s/ Susana D’Emic
	Name:	Susana D’Emic
	Title:	Executive Vice President and Chief Financial Officer

Dated: January 11, 2017